Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.:333-177984)

Q&A
LAN Extraordinary Shareholders’ Meeting

Q.           What are LAN and TAM proposing to do?

A.           LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”) are proposing to combine to form the leading Latin American airline group with the largest fleet of aircraft of any airline in Latin America. When the proposed combination is completed, LAN will be the holding company of the combined entities and will change its name to “LATAM Airlines Group S.A.” (“LATAM”).

Q.           What is the reason behind the proposed merger with TAM?

A.           The proposed combination is a unique opportunity to position LATAM in the global airline context. It will allow LAN’s shareholders to be part of the leading Latin American airline group with the largest fleet of aircraft of any airline in the region and one that is well-positioned to compete in the increasingly consolidated and competitive global airline industry. The business models and route networks of LAN and TAM are complementary and the proposed combination should create new opportunities for LATAM to offer better services to its customers through the harmonization of flight schedules, improved commercial distribution, and the launch of new flights and the expansion of the combined cargo business. We expect to generate substantial cost and revenue synergies as a result of the proposed combination, which we estimate could generate additional annual operating income of up to US$400 million by the fourth full year following completion of the proposed combination. Finally, LATAM will be well-positioned to seize future growth opportunities and to continue developing the Latin American aviation industry in line with the growth and development of the Latin American region as a whole.

Q.           What is the breakdown of the expected synergies?

A.           LAN and TAM estimate that the combined cost savings and revenue generating synergies arising from the proposed combination could increase LATAM’s annual operating income over time in up to $400 million by the fourth full year following completion of the proposed combination. Of this figure, LAN and TAM expect that approximately 40% will be generated from increased revenues from the passenger business, 30% will be generated from increased revenues from the cargo business and the remaining 30% of the potential synergies will be generated by cost savings.

LAN and TAM estimate that the benefits from the synergies discussed above in the fourth year following the completion of the proposed combination will be derived as follows:
•	approximately $160 million will derive from increased revenues resulting from the combination of LAN’s and TAM’s passenger networks and the addition of new flights;
•	approximately $110 million will derive from increased revenues due to new services and best practice sharing in the cargo business;

•	approximately $10 million will derive from the consolidation and best practice sharing of the frequent flyer programs of both companies;
•	approximately $50 million will derive from cost savings relating to the coordination of airport and procurement activities which will allow LATAM to leverage economies of scope and scale;
•	approximately $20 million will derive from cost savings resulting from the streamlining of corporate overhead and other functions;
•	approximately $20 million will derive from the cost savings resulting from the convergence of LAN’s and TAM’s information technology systems; and
•	approximately $30 million will derive from cost savings associated with other synergies, as noted above.

Q.           Are there any costs associated with the transaction?

A.           The estimated revenues and cost savings expected to result from the synergies described above do not include any costs of implementation, which LAN and TAM expect to be a minimum of $60 million in the first two years after the completion of the proposed combination. A relevant portion of these costs is expected to be offset by the one-time sale of excess spare engines.

LAN is not able to predict with any certainty the financial impact of these implementation costs, but LAN believes that they do not undermine the economic rationale for the proposed combination when considered in light of the expected synergies described above.

Q.           How will LAN and TAM combine?

A.           The parties will implement the combination using the following three steps:

1.
Holdco II S.A., a newly formed Chilean company indirectly owned by the controlling shareholders of TAM and LAN (“Holdco II”), will make an exchange offer to acquire all of the issued and outstanding shares of TAM (including those represented by American Depositary Shares) (collectively “TAM shares”), other than any TAM shares owned by the controlling shareholders of TAM, in exchange for the same number of common shares of Holdco II (the “exchange offer”);

2.
Immediately before Holdco II accepts the TAM shares tendered into the exchange offer, the controlling shareholders of TAM will contribute all of their TAM common shares to Holdco I S.A., a newly formed Chilean company (“Holdco I”), and all of their TAM preferred shares to Sister Holdco S.A., a newly formed Chilean company (“Sister Holdco”), and will receive at least 80% of the outstanding voting shares of Holdco I and a number of shares of Sister Holdco equal to the total number of TAM shares they contributed to Holdco I and Sister Holdco; and

3.
After Holdco II accepts the TAM shares tendered into the exchange offer and immediately before the settlement of the exchange offer, each of Holdco II and Sister Holdco will merge into LAN (the “mergers”), LAN will be the surviving company of those mergers, and each share of Holdco II and each share of Sister Holdco will be converted into 0.9 of a share of LAN common stock.

When the proposed combination is completed, LAN will be the holding company for the combined companies and will change its name to “LATAM Airlines Group S.A.” (“LATAM”).

Q.           Will anything happen to LAN shares as a result of the transaction?

A.           LAN shareholders are not part of the exchange offer and therefore their LAN shares will remain unchanged throughout the merger process. Nevertheless, as a result of the incorporation of TAM shareholders through the exchange offer, LAN shareholders’ position in the company will be diluted by approximately 30% (assuming that all TAM shareholders tender their shares in the exchange offer).

Q.           Does the Board of Directors of LAN support the combination?

A.           The Board of Directors of LAN unanimously approved the proposed combination and recommends that LAN shareholders vote in favor of the mergers, the name change to LATAM Airlines Group S.A. and the other transactions provided for in the transaction agreements.

Q.           What necessary approvals have already been obtained and what approvals are pending?

A.           Since the merger between LAN and TAM was initially announced on August 13, 2010, several approvals needed for the execution of the transaction have already been obtained. The first important milestone in the process occurred in March 2011, when ANAC (Brazil’s aviation authority) approved the corporate structure of LATAM Airlines Group and its compliance with Brazilian foreign ownership restrictions. Regarding antitrust regulators, the transaction has been approved without restrictions in Germany (July 2011), Italy (August 2011) and Spain (October 2011). In Chile, it was approved in September 2011 with fourteen mitigating measures, three of which are being appealed to the Chilean Supreme Court. The transaction is still pending approval of CADE, Brazil’s antitrust authority. The company has also presented information, as required, to the antitrust authorities in Argentina regarding the merger transaction. We feel confident that the transaction will be approved in Argentina although, as is the case in Brazil, this procedure does not prohibit the consummation of the merger.

The transaction must also be filed and approved by the securities’ regulators where the companies’ shares trade: Chile’s Superintendencia de Valores y Seguros (SVS), Brazil’s Comissao de Valores Mobiliarios (CVM) and the United States’ Securities Exchange Commission (SEC). In November, LAN and Holdco II filed a preliminary Form F-4 with the SEC. Regarding CVM approval, in addition to filing the transaction, LAN must also file for a Brazilian Depositary Receipt (BDR) program, essential for carrying out the exchange offer. In addition to regulatory approvals, the transaction must also be approved by LAN shareholders at an Extraordinary Shareholders’ Meeting scheduled for December 21. TAM shareholders will participate in a Shareholders’ Meeting to designate an appraiser to value the transaction and will approve the transaction by tendering their shares during the exchange offer period.

Q.           Who will control Holdco I and TAM?

A.           The voting shares of Holdco I, TAM’s controlling entity, will be controlled 80% by the Amaro family (in compliance with Brazilian foreign ownership restrictions) and 20% by LATAM. The shareholders agreements between the LATAM and Holdco I establish that Holdco I and TAM’s Board of Directors will be made up of 6 members, 4 to be chosen by the Amaro family and 2 to be chosen by LATAM. In addition, certain decisions at Holdco I and TAM require 95% shareholder approval or the approval of 5 members of the Board of Directors. This assumes that Holdco I will own 100% of the ON (voting) shares of TAM. In any case, the Amaro family will own 80% of the total ON (voting) shares of TAM. Furthermore, the Chairman of the Board of TAM will be Maria Claudia Amaro, and the CEO of TAM will be Marco Bologna.

Q.           Who will control LATAM, and who will be the main executives of the merged companies?

A.           LATAM will have a Board of Directors composed of 9 members. The Cueto Group agrees to vote for TEP Chile (Amaro Group) to be able to elect a second board member at LATAM, as long as TEP Chile holds at least 12.5% of LATAM. As a result, the Cueto and Amaro Groups will have 4 board members, and they agree to make their best efforts to vote jointly. When agreement cannot be reached, matters shall be resolved by the Board or by the General Shareholders Meetings of LATAM. Mauricio Amaro will be the Chairman of the Board of LATAM, while Enrique Cueto will be the CEO of LATAM.

Q.           Will there be changes in LAN’s dividend policy as a result of the merger?

A.           LAN’s current dividend policy is to pay out at least 30% of net income in accordance with the minimum established by Chilean law. Nevertheless, in past years LAN has paid dividends of between 50% and 70% of net income, as approved annually by LAN’s Board of Directors and at the General Shareholders Meeting. The dividend policy for LATAM will remain unchanged and in accordance with the 30% legal minimum established by Chilean law.

Q.	What will LAN shareholders vote on at the Extraordinary Shareholders’ Meeting scheduled for December 21, 2011?

A.           In order to complete the proposed combination, LAN shareholders must approve the mergers of Sister Holdco and Holdco II into LAN, the change of LAN’s name to “LATAM Airlines Group S.A.” and certain other transactions contemplated by the transaction agreements. LAN shareholder approval is subject to the terms and conditions of certain Implementation Agreement and Exchange Offer Agreement, both dated January 18, 2011, and a final decision, on or before April 30, 2012 of LAN’s appeal pending before the Chilean Supreme Court that permits to carry out the proposed business combination between LAN and TAM.

Q.	What is the minimum approval required at LAN’s Shareholders’ Meeting for the transaction to be approved?

A.           The matters to be voted on at LAN’s Extraordinary Shareholders’ Meeting require approval of two thirds of the quorum present or represented at the meeting.

Q.	What are the proposed changes to LAN’s bylaws that must be approved in the scheduled Shareholder’s Meeting?

A.           As a result of the approval of the mergers, LAN Airlines S.A. will increase its capital and will have to issue the corresponding numbers of shares to all shareholders of the merged companies according to the applicable prorate, and it will further change its name to LATAM Airlines Group S.A. The Shareholders Meeting will have to approve the new by-laws of the company, which will reflect the effects of the mergers and the resulting shareholders holdings in the new capital of LATAM.

Q.           What are the terms of the proposed stock option plan for LATAM’s employees?

A.           The Shareholders Meeting of LAN, once the mergers are approved, will decide about the issuance of 4,800,000 shares of common stock, which together with any shares of common stock of LAN that are not used for purposes of the merger, will be used to create and implement a stock option plan for employees of LATAM and its affiliates, all in accordance with section 24 of the Chilean Corporation Law. The Shareholders Meeting will delegate in LATAM’s Board the authority to determine the placement and conditions of these shares of common stock. It must be noted that the existing stock option plan implemented after LAN’s capital increase approved in April 2007 would expire in December 2011 (although, subject to regulatory approvals currently in process, it may be extended until March 2012).

Q.           How does a LAN shareholder vote at the Shareholders’ Meeting?

A.           Shareholders of LAN common shares whose shares are in the custody of a financial institution can only vote through instructions given directly to their custodian. Shareholders of LAN common shares whose shares are beneficially owned can vote either by attending the meeting in direct representation of their shares or by designating a proxy to vote on their behalf. Shareholders of LAN ADRs can vote following the instructions provided to them by the depositary bank of LAN’s ADR program.

Q.           Will I have appraisal rights in connection with the mergers?

A.           Yes, according to Chilean regulation, LAN shareholders have appraisal rights which they can exercise during the 30 days subsequent to the Shareholders’ Meeting. Such appraisal rights allow LAN shareholders to tender their shares in exchange for a cash payment equivalent to the average closing price of LAN shares on the Santiago Stock Exchange for the 60 day period previous to the date of the Shareholders’ meeting. LAN has set the maximum limit of appraisal rights that can be exercised at 2.5% of total LAN shares outstanding. If this limit is exceeded, LAN has the right to desist from the transaction. In this case, the merger would not occur and the appraisal rights would not become effective.

Q.           Does the transaction have any taxation impact on the LAN shareholder?

A.           Since LAN shareholders are not affected as a result of the exchange offer, there are no taxation issues that could generate an impact to them.

Q.           How and where will the outcome of the exchange offer be announced?

A.           LAN will announce the outcome of the exchange offer by issuing a press release no later than 9:00 a.m., Eastern Time (12:00 (noon), São Paulo time) on the next business day following the expiration of the exchange offer on, among others, the Dow Jones News Service. In addition, LAN will post a notice of the results of the exchange offer on www.latamairlines.com and www.lan.com. If the exchange offer is completed, you will receive the LAN ADSs or LAN BDSs you are entitled to receive pursuant to the exchange offer and the mergers no later than the third business day following the expiration date of the exchange offer.

Q.           When are the exchange offer and the mergers expected to be completed?

A.           LAN expects to complete the exchange offer and mergers by the end of the first quarter of 2012.

Q.           What happens if the Chilean Supreme Court has not resolved by April 30, 2012?

A.           LAN’s Board of Directors has established that if there is no resolution from the Supreme Court on LAN’s appeal of the mitigation measures imposed by the TDLC by April 30, 2012, the agreements reached by the Shareholders’ Meeting on December 21, 2011 will be declared ineffective and a new Shareholders’ Meeting will be called in order to approve the transaction with TAM.

Q.           Will there be changes in LAN’s ticker symbols on the Santiago Stock Exchange and on the New York Stock exchange?

A.           The will be no immediate changes to LAN’s ticker symbol for the local shares on the Santiago Stock Exchange (LAN) nor the ticker for the company’s ADRs on the New York Stock Exchange (LFL). The name change from LAN Airlines to LATAM Airlines Group will have no impact on the share tickers. After the transaction closes, the company may evaluate whether or not to change these ticker symbols.

Q.           Who can I call with questions?

A.           If you require additional information on issues related to the Shareholders Meeting, you may contact LAN’s Investor Relations department by email at investor.relations@lan.com or access our website at www.lan.com/investor relations. If you are an ADR holder, you may also call D.F. King & Co., Inc., who is assisting us, at 1-800-628-8536 (toll free) or 1-212-269-5550 (collect).

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This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:
This document  relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.